UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

Nielsen Holdings plc

(Exact name of registrant as specified in its charter)

England and Wales	001-35042	98-1225347
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

675 Avenue of the Americas New York, New York, 10010		5th Floor Endeavour House 189 Shaftesbury Avenue London, WC2H 8JR United Kingdom
(Address of principal executive offices) (Zip Code)

JENNIFER MESCHEWSKI

SECRETARY

(410) 717-7134

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _________.

Section 1—Conflict Minerals Disclosure

Item 1.01—Conflict Minerals Disclosure and Report

Item 1.02—Exhibit

A copy of the registrant’s Conflict Minerals Report for the reporting period from January 1, 2021 to December 31, 2021 is provided as Exhibit 1.01 hereto and is publicly available at www.nielsen.com/investors.

Section 2—Resource Extraction Issuer Disclosure

Item 2.01—Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3—Exhibits

Item 3.01—Exhibits

Exhibit 1.01—Conflict Minerals Report for the reporting period January 1, 2021 to December 31, 2021 as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

NIELSEN HOLDINGS PLC

By:	/s/ Jennifer Meschewski	Date: May 26, 2022
Name:	Jennifer Meschewski
Title:	Secretary

Exhibit Index

Exhibit 1.01 Conflict Minerals Report